Hennessy Capital Acquisition Corp. IV

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

(307) 734-7879

February 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Hennessy Capital Acquisition Corp. IV

Registration Statement on Form S-1

Filed February 11, 2019

Amendment No. 1 to Registration Statement on Form S-1

Filed February 21, 2019

File No. 333-229608

Dear Ms. Yale:

Hennessy Capital Acquisition Corp. IV (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated February 26, 2019 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1

Summary

Nomura Forward Purchase Agreement, page 4

1.	With reference to Section 1(a)(i) of Exhibit 10.9, please revise this section of the prospectus, including the header, to explain and clarify that the agreement calls for Nomura to purchase $125 million of outstanding Class A shares “solely through open market purchases or in privately negotiated transactions.” In this regard, your current disclosure indicates that Nomura will be delivering $125 million of cash to the combined business.

We have revised the Registration Statement (pages 4, 6, 12, 49, 53, 64, 73, 76, 82, 87, 122, 124, 128, 151 and II-5) in response to the Staff's comment to indicate that the forward purchase agreement provides for an aggregate purchase price of $125 million in public shares through, other than as described therein and as provided for in Section 1(a)(iii) of the forward purchase agreement, open market purchases or privately negotiated transactions with one or more third parties, and to clarify that, as a result of the forward purchase agreement, $125 million of cash will be available to us from funds held in the trust account and/or new equity issued to Nomura, subject to the funding conditions described in the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2019

2.	Please revise to explain how Section 1(a)(iii) of the agreement operates and clarify what it means to “restructure” $75 million of the “forward commitment” into an investment in equity securities. For instance, it is not clear whether this provision contemplates that the Registrant could ask Nomura to repurchase $50 million of outstanding securities and to also purchase $75 million in new equity. If so, please explain how the restructuring is consistent with page 1 of the agreement which indicates that the forward commitment shall be satisfied solely through open market purchases or privately negotiated transactions with third parties.

We have revised the Registration Statement (pages 4, 6, 12, 49, 53, 64, 73, 76, 82, 87, 122, 124, 128, 152 and II-5) in response to the Staff's comment to indicate that, in lieu of purchasing an aggregate of $125 million of public shares in the open market or privately negotiated transactions, up to $75 million of such aggregate purchase price may instead be in the form of an investment in our equity securities on terms to be mutually agreed between Nomura and us, to occur concurrently with the closing of our initial business combination, and that the election to make such an investment will not reduce the aggregate purchase price. Page 1 of the forward purchase agreement similarly provides that the aggregate purchase price of $125 million will be through open market purchases or privately negotiated transactions with one or more third parties, other than as provided in Section 1(a)(iii) of the agreement (which provides for up to $75 million of such aggregate purchase price to instead be in the form of an investment in our equity securities).

3.	Revise to disclose the voting provisions contained in Section 1(a)(i) and Section 4(c) of the forward purchase agreement and reconcile these provisions to your October 22, 2018 response to comment 10. Also, revise to clarify how this agreement provides “substantial certainty” that you will be able to complete a business combination transaction. In this regard, the agreement with Nomura appears designed to ensure that you would secure a majority of shareholder votes in favor of a proposed combination and/or ensure that a significant number of Class A shares are not redeemed at the closing of the business combination.

We have revised the Registration Statement (pages 4 and 83) in response to the Staff's comment to include disclosure regarding the voting provisions contained in Section 1(a)(i) and Section 4(c) of the forward purchase agreement. Further, we supplementally advise the Staff that at the time of our October 22, 2018 response letter, we had intended that Nomura would purchase 12.5 million shares of our Class A common stock directly from us concurrently with the closing of our initial business combination. Under that arrangement, the shares to be acquired by Nomura would not have been issued and outstanding at the time of the vote on our initial business combination and, therefore, in response to comment 10, we indicated that Nomura would not be entitled to vote on the initial business combination. Subsequent to that date, we and Nomura agreed to modify the terms of the forward purchase agreement. Accordingly, we now intend for Nomura to purchase $125 million in public shares through, other than as described therein and as provided for in Section 1(a)(iii) of the forward purchase agreement, open market purchases or privately negotiated transactions with one or more third parties. Lastly, in response to the Staff’s comment, we have eliminated the references to “substantial certainty” and revised the disclosure to indicate that the forward purchase agreement will assist us with meeting any minimum cash consideration contained in such definitive acquisition agreement.

4.	Your disclosure on page 65 expresses uncertainty concerning whether purchases by Nomura pursuant to the forward purchase agreement are prohibited by Regulation M under the Exchange Act. In light of your disclosure concerning the significance of this agreement with Nomura and your assertion of the substantial certainty it provides you to close an initial business combination, please also balance your Summary prospectus disclosure on page 4 by noting your uncertainty as to whether you will be able to activate the Nomura agreement to conduct an initial business combination.

We have revised the Registration Statement (pages 4 and 83) in response to the Staff's comment to eliminate the references to “substantial certainty” and to include disclosure regarding potential limitations on Nomura’s purchases.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2019

Founder Shares, page 12

5.	We note your revised disclosure on pages 122 and 124 indicating that BlackRock's contemplated purchase of IPO shares could result in your not needing votes from any public shareholders to vote to approve an initial business combination. Please revise the Summary to highlight this disclosure. Also, please revise the second bullet point to clarify whether the 40% figure takes into account BlackRock's expected stake and purchases by Nomura pursuant to its agreement with the Registrant.

We have revised the Registration Statement (pages 14, 22, 30, 95 and 130) in response to the Staff’s comment.

Risk Factors

Our amended and restated certificate of incorporation will require, . . ., page 58

6.	We refer to prior comment 14 in our October 15, 2018 letter, your response thereto, and your revised disclosures regarding the exclusive forum provision in your amended and restated certificate of incorporation. You state that with respect to federal securities claims, the federal district court for the District of Delaware and the Court of Chancery will have concurrent jurisdiction. As previously noted, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to specifically clarify the applicability of the provision to Exchange Act claims, ensure that the provision in your governing document states this clearly, and to the extent the provision applies to claims arising under the Securities Act, also disclose that there is uncertainty with respect to whether a court would enforce this provision.

We have revised the Registration Statement (pages 58 and 139) in response to the Staff’s comment. We have also filed a revised form of amended and restated certificate of incorporation (exhibit 3.2) in response to the Staff’s comment.

Underwriting (Conflicts of Interest), page 149

7.	We note your response to prior comment 2 and your revised disclosures on page 150 that Nomura will now be paid a fixed commitment fee of $2.5 million with respect to its forward purchase commitment. Please reconcile this disclosure with your disclosure in the third paragraph on pages 76 and 124, and in Item 15, which indicate that Nomura will receive a market-based commitment fee. In addition, please expand your discussion on page 150 to discuss the material terms of the right of first refusal granted to Nomura.

We have revised the Registration Statement (pages 76, 124 and II-5) in response to the Staff’s comment to reflect the fixed commitment fee of $2.5 million with respect to the forward purchase commitment and to discuss the material terms of the right of first refusal granted to Nomura.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2019

Exhibits

8.	We note that your revised disclosures regarding your anchor investor and the form of subscription agreement (Exhibit 10.10) are not consistent with respect to certain provisions. For example, your disclosure indicates that the anchor investor has already purchased the founder shares, and the agreement indicates that if less than 20,000,000 shares are sold in the offering, the agreement will terminate. Please revise, as applicable, and file an updated version of the executed agreement, including all exhibits and schedules thereto.

We respectfully advise the Staff that this disclosure is not inconsistent. The anchor investor acquired the founder shares on February 11, 2019, the date that it entered into the subscription agreement with the Company and the sponsor. However, the anchor investor purchased the shares based on the expected size of the initial public offering as set forth in the Registration Statement. Accordingly, the parties agreed that, to the extent that less than 20,000,000 units are sold in the offering, which represents a substantial decrease in the size of the offering, the parties’ obligations under the subscription agreement will terminate. In such case, Section 1(a)(iii) of the subscription agreement provides that the anchor investor will not be required to purchase its portion of the private placement warrants and the Company will redeem the founder shares previously acquired by the anchor investor. However, if more than 20,000,000 units are sold in the offering, the anchor investor will retain its founder shares and will be required to purchase its portion of the private placement warrants in accordance with the terms of the subscription agreement.

*         *         *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

HENNESY CAPITAL ACQUISITION CORP. IV

By:	/s/ Daniel J. Hennessy
	Name:	Daniel J. Hennessy
	Title:	Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Skadden, Arps, Slate, Meagher & Flom LLP